Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was emailed to employees of Sprint:

Dear partners,

***

Speaking of, it was five months ago when Sprint and T-Mobile announced our intentions to merge. Since then, you’ve heard from me and Marcelo – along with much commentary in the media – about why this is such a good deal. Together we can build the best network across the U.S., including rural areas – and establish global leadership in 5G; offer unprecedented products and services at lower prices for consumers and businesses; and create thousands of jobs.

I’m excited to invite you to a special edition Town Hall next week with leaders from the T-Mobile team. It will be a great opportunity for you to get to know John Legere, CEO, and Mike Sievert, chief operating officer, and hear their vision for the combined company. ***

Marcelo and I are looking forward to introducing you to the T-Mobile leaders on Oct. 5 in the auditorium on our Overland Park campus, with overflow seating in the Winter Garden. The event, which will be webcast, is scheduled to begin at 10:30 a.m. CDT.

We will have a robust Q&A with all of you, so I highly encourage you to attend in person, at a watch party or online – and to ask the questions that are on your mind. We will do our best, but please understand that it is still too early in the process to answer all your questions.

More on the merger

I am in close contact with Marcelo regarding the day-to-day business at Sprint, as well as the merger process.

***

As we previously shared, we formed an Integration Management Office, led by Kevin Crull, our chief strategy officer.

You also may have seen this week that T-Mobile hired Sunit Patel to lead their merger and integration strategy. Guiding everyone through this process as smoothly as possible is clearly a high priority for both of our companies.

At Sprint, Kevin and the team have been working on integration plans for the past four months. He has assembled a talented team that represents every Sprint function and business, across 30 workstreams.

They are focused on executing all requirements related to “Day 0,” the day we close the transaction, if approved. And for “Day 1” – about 60-90 days following the close – which is when we would begin marketing and selling an integrated value proposition.

Their objective is to create a new T-Mobile that represents the BEST people, processes, systems and business models from each company.

In addition, Kevin and the IMO team have developed some key objectives for a seamless transition:

•	Ensure Sprint customers migrating to the new T-Mobile benefit from a better network, a better value proposition and a flawless customer experience.

•	Ensure for Sprint shareholders that we deliver and exceed all planned synergy benefits from cost and revenue growth.

•	And, most important, ensure that we reflect Sprint’s talent, passion and scrappy competitiveness so our teams are well represented in all HR decisions for the new company.

But I remind you that until closing – a decision is expected sometime in the first half of 2019 – we must continue to compete as a stand-alone company.

In addition to our integration efforts, there are many regulatory steps we have recently taken – and will continue to take. To review:

•	July 18: A 180-day review period opened by the FCC, allowing individuals, consumer groups, companies and other interested parties to voice support for or opposition to the merger.

•	Although some opposition was expected, the media have taken note of the strong support from companies and the public that believe the merger would benefit consumers and businesses.

•

Sept. 11: The FCC paused the 180-day shot clock, citing that it needs more time to review new information, including a network engineering model, the financial basis for the new network build-out, and the economic model.

•	Given the amount of information we have submitted to the FCC, it was not a surprise that they paused the shot clock.

•	Sept. 17: Sprint and T-Mobile filed a joint opposition to the comments filed by parties challenging the merger.

•

TracFone, the nation’s largest MVNO with 22 million U.S. customers, wrote to the FCC: “TracFone believes that the merger would not only result in more rapid deployment of a nationwide 5G network, but also create a more competitive wholesale marketplace.”

•	This is important because some parties have argued that the merger could reduce competition in the wholesale market. But TracFone is saying the opposite is true.

•	Oct. 9: This is the deadline for filing replies to our joint opposition. However, because the shot clock is paused, the date may change.

Vonya McCann and the Government Affairs team are working hard in Washington to advocate for the many benefits of the combined company. And, of course, Marcelo, John Saw, chief technology officer, and Dow will continue to meet with officials in Washington.

I believe in this deal so much because of the tremendous consumer benefits it will generate, and combining forces is the right decision for the future of Sprint.

Merging with T-Mobile will create opportunities for you as part of a stronger, more competitive organization. This transaction is the most important merger in U.S. history, and 5G is the single most important American infrastructure project of our lifetime.

***

In addition to our Digital success, I want to give a special shout-out to Robert Hackl and the Leasing and Insurance team for the amazingly efficient way they handled the roll-out of Sprint Complete. Our new comprehensive protection program replaces Total Equipment Protection on select smartphones, tablets and smartwatches. The initial results look quite promising.Let’s continue to focus on our top priorities as a company – and celebrate our achievements together.

Michel Combes

CEO

O: 913-315-5780

michel.combes@sprint.com

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4, which contains a preliminary joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a preliminary prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials filed with the SEC regarding the transaction when they become available. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.